Exhibit 11 - Statement re: Computation of Per Share Earnings

The computation of per share earnings for the attached financial statements as at December 31, 2007 is a follows:

Number shares issued and outstanding	3,190,000

Weighted average number of shares outstanding	2,441,796

Accumulated loss since inception	$ 15,120

Loss per share during period	$ (0.00)

The above represents the entire number of shares issued and outstanding. Subsequent to December 31, 2007 there have been no other share issued.